SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  September, 2005

Commission File Number:  333-11948

Concordia Bus Nordic AB (publ)

(Translation of registrant’s name into English)

Solna Strandvag 78, 171-54 Solna, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant files by furnishing the information contained in this Form is also thereby furnishing the Information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

List of Exhibits

Exhibit 1. Second quarter and half year results of Concordia Bus Nordic AB.

Exhibit 2. Press release dated August 3Oth, 2OO5, related to termination of Consent Solicitation and entry into Supplemental Indenture.

Exhibit 1

Concordia Bus Nordic Holding AB

556031-8569

CONCORDIA BUS NORDIC HOLDING AB

STOCKHOLM, SWEDEN

SECOND QUARTER JUNE 1, 2005 – AUGUST 31, 2005

AND

HALF YEAR MARCH 1, 2005 – AUGUST 31, 2005

The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties including but not limited to economic conditions, product demand, competitive products and services, government regulation, financial resources, certain litigation and other risks indicated in filings with the US Securities and Exchange commission.

INDEX

Operational and Financial Review

Management’s discussion and analysis of financial condition and results of operations

Quantitative and qualitative disclosures about market risk

Unaudited Consolidated financial statements – Concordia Bus Nordic Holding AB and subsidiaries

Unaudited consolidated interim statements of operations for the three months ended August 31, 2005 and August 31, 2004

Unaudited consolidated interim statements of operations for the half-year ended August 31, 2005 and August 31, 2004

Unaudited interim consolidated balance sheets as of August 31, 2005 and February 28, 2005

Unaudited consolidated interim cash flow statements for the half-year ended August 31, 2005 and August 31, 2004

Notes to unaudited consolidated interim financial statements

CONCORDIA BUS NORDIC HOLDING AB

HALF-YEAR REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Concordia Bus Nordic Holding AB (“Nordic” or the “Company”) hereby submits the unaudited interim financial statements for the three-month period ended August 31, 2005. The Company is a wholly owned subsidiary of Concordia Bus AB (Reg. No. 556576-4569, domiciled in Stockholm), which is a part of the group where Concordia Bus BV (Reg. No. 103040697, Dos No. 292558KvK, domiciled in Amsterdam, The Netherlands) is the ultimate parent company. All figures are expressed in millions of SEK if not otherwise indicated.

You should read the following discussion in conjunction with the financial statements of Nordic included in this quarterly report starting on page 11. The financial statements of Nordic are prepared in accordance with accounting principles generally accepted in Sweden (“Swedish GAAP”), which differ in various respects from accounting principles generally accepted in the United States (“U.S. GAAP”). The financial year-end for Nordic is the last day of February. Unless otherwise specified in this discussion, reference to a particular year is to the financial year ended the last day of February of that year (“fiscal 2006” for the year ending February 28, 2006). The end of the second financial quarter for Nordic is August 31 of each year.

The same accounting policies and methods of computation are followed in the quarterly consolidated financial statements as compared with the most recent annual financial statements.

On July 22, 2005, Concordia Bus AB and Concordia Bus Nordic AB (publ) announced that they, an ad hoc committee representing at least 75% of the holders of the Parent Notes, an informal group of holders of a majority of Concordia Bus Nordic AB (publ)’s 9.125% Senior Secured Notes and the Company’s principal ultimate shareholders entered into a restructuring agreement. Those proceedings are expected to result in that the holders of Parent Notes who consent to the Restructuring will exchange their debt securities (including all principal, all accrued and unpaid interest and any other amounts due thereon) for ordinary shares of Concordia Bus AB. More than 99% of the holders of the Parent Notes have consented to the restructuring and the exchange is planned to be executed in beginning of October. See further under “Liquidity and Capital Resources” on page 8.

Financial Highlights

The following table summarizes Nordic’s results of operations for the periods indicated in terms of amounts as well as a percentage of revenues:

Second quarter ended August 31, 2005 compared to the second quarter ended August 31, 2004

	2005		2004
	SEK million	%	SEK million	%

Revenues	1,081	100.0%	1,118	100.0%
Operating profit (loss)	(74)	(6.8)%	(4)	(0.3)%
Net loss	(217)	(20.0)%	(49)	(4.4)%

Half-year ended August 31, 2005 compared to the half-year ended August 31, 2004

	2005		2004
	SEK million	%	SEK million	%

Revenues	2,291	100.0%	2,375	100.0%
Operating profit (loss)	(121)	(5.3)%	(19)	(0.8)%
Net loss	(311)	(13.6)%	(92)	(3.9)%

Second quarter ended August 31, 2005 compared to the second quarter ended August 31, 2004

The following section provides an analysis between the actual numbers presented for the quarter as compared with the equivalent period in the preceding year, except for the section “Liquidity and capital resources” which provides analysis between the respective year to date periods, which for the first quarter are the same.

Revenues

Revenues principally comprise fees generated from bus services provided under the terms of contracts with local public transportation authorities in Sweden, Norway and Finland and from express bus services and coach hire services in Sweden. Revenues also include revenues received from maintenance and repair services that Nordic provides at its depots to third parties and sales of diesel fuel.

Revenues decreased SEK 37 million, or 3.3%, from SEK 1,118 million for the three months ended August 31, 2004 to SEK 1,081 million for the quarter ended August 31, 2005.

Revenues from the provision of bus services for local public transportation authorities decreased by SEK 48 million, or 5%, from SEK 965 million for the three months ended August 31, 2004 to SEK 917 million for the three months ended August 31, 2005. Our decrease in revenue is principally due to lost contracts, which provided a decrease of SEK 120 million and decreased volume on existing contracts resulting in decreased revenue of SEK 34 million. This was offset by the impact from our winning of contracts of SEK 23 million and increased prices in existing contracts of SEK 72 million. Added to this, we have a foreign exchange variance of SEK 11 million.

Revenues from express bus services increased by SEK 8 million, or 8%, from SEK 97 million for the three months ended August 31, 2004 to SEK 105 million for the three months ended August 31, 2005. This increase is mainly due to increased number of passenger on the Stockholm-Oslo route providing an increase of SEK 4 million. The remaining increase is largely due to a higher yield from passenger tickets marginal.

Revenues from coach hire services increased by SEK 7 million or 21% from SEK 33 million for the three months ended August 31, 2004 to SEK 40 million for the three months ended August 31, 2005. This increase is from FO-resor, which was acquired September 1, 2004.

Other revenues amounted to SEK 19 million for the three months ended August 31, 2005 and SEK 23 million for the three months ended August 31, 2004. Other revenues largely consist of sales of diesel fuel and maintenance and repair services to third parties.

Gain on Sale of Fixed Assets

The net of gain and loss on our sale of fixed assets is comprised of sales of buses and other assets held by Nordic. Loss on sale of fixed assets was SEK 4 million for the three months ended August 31, 2005, compared to a loss on sale of fixed assets of SEK 1 million for the three months ended August 31, 2004.  We realised SEK 8 million in cash on the sale of 70 buses during the quarter.

Operating Costs

Operating costs consist primarily of personnel costs (which includes wages, salaries, social security fees and pension costs of bus drivers, mechanics and other employees), fuel, tires and other consumables costs, and other external costs, which include depot costs and head office administrative costs and operating lease charges. Operating costs increased by SEK 28 million, or 3%, from SEK 1,044 million for the three months ended August 31, 2004 to SEK 1,072 million for the three months ended August 31, 2005. This increase is due to a number of factors, which are explained below.

Fuel, tires and other consumable costs increased by 12% or SEK 26 million, to SEK 239 million for the three months ended August 31, 2005 from SEK 213 million for the three months ended August 31, 2004. The increase was largely due to an increase in fuel prices of SEK 39 million, which was offset by decreased fuel costs of SEK 14 million as a result of reduced traffic from our lost contracts. Our average fuel price for the three months was SEK 7.78 per liter compared to 6.06 per liter for the same three months last year. In addition, costs for maintenance, tyres and washing and cleaning increased by SEK 1 million, compared to the three months ended August 31, 2004.

There has been a 4% decrease in personnel costs, by SEK 21 million to SEK 571 million, for the three months ended August 31, 2005 from SEK 592 million for the three months ended August 31, 2004. The decrease is mainly due to decreased number of employees due to lost contracts of approximately SEK 60 million, decreased other costs of SEK 3 million.  This was offset by an effective pay increase resulting in increased salary costs of approximately SEK 42 million.

Operating lease charges increased by SEK 5 million to SEK 109 million for the three months ended August 31, 2005 from SEK 105 million for the three months ended August 31, 2004. This increase was principally a result of increased number of operational lease buses we are utilizing under operating leases.  The total number of buses under operating leases was 1,482 as of August 31, 2005 compared to 1,398 as of August 31, 2004.

Other external costs increased 14% by SEK 19 million, to SEK 153 million for the three months ended August 31, 2005 from SEK 134 million for the three months ended August 31, 2004. The increase was largely due to professional fees in connection with the restructuring of Concordia Bus of SEK 12 million, increased damage costs of SEK 4 million, increased insurance premiums of SEK 2 million and an increase in marketing and sales costs of SEK 2 million. This was offset by decreased management recharge and other professional fees of SEK 1 million.

Depreciation and Amortization

Depreciation and amortization charges comprise principally depreciation of buses and other vehicles but also relate to depreciation of tools, fixtures and fittings, buildings and computer equipment. In addition, amortization of goodwill resulting from acquisitions of bus operations is included.

Depreciation and amortization costs increased by SEK 2 million from SEK 77 million for the three months ended August 31, 2004 to SEK 79 million for three months ended August 31, 2005, mainly as a result of write-down in surplus buses of SEK 10 million. Depreciations according to plan decreased by SEK 8 million due to reduction in the number of buses in our fleet that we own and our increased use of operating leases. Total goodwill amortization included in depreciation during the period was SEK 4 million. Number of owned units as of August 31, 2005 was 2,110, compared to 2,477 as of August 31, 2004.

Operating Profit

Operating loss increased by SEK 70 million from a loss of SEK 4 million for the three months ended August 31, 2004 to a loss of SEK 74 million for the three months ended August 31, 2005.

Operating loss from bus operations for public authorities increased by SEK 44 million from an operating loss of SEK 10 million for the three months ended August 31, 2004 to a loss of SEK 54 million for the three months ended August 31, 2005, largely as a result of higher fuel costs and the impact of lost contracts.

Operating profit from Express Bus services decreased by SEK 7 million to SEK 10 million for the three months ended August 31, 2005, from SEK 17 million for the three months ended August 31, 2004, mainly due to higher fuel costs, increased maintenance and marketing activities.

Operating profit from coach hire services was SEK 4 million for the three months ended August 31, 2005, same as for the three months ended August 31, 2004.

Costs for head office and other was SEK 30 million for the three months ended August 31, 2005, compared to SEK 11 million for the three months ended August 31, 2004, the increase is mainly related to costs in connection with the restructuring of Concordia.

Financial Income and Expenses

Financial income and expenses includes interest income from cash and cash equivalents and interest expense from bank loans. Financial income and expenses increased by SEK 99 million to SEK 143 million for the three months ended August 31, 2005 from SEK 44 million for the three months ended August 31, 2004.

This result can be primarily attributed to the restructuring of Concordia, where we had costs for Consent fees, Funding fees and commitment fees of a total of SEK 78 million and higher interest cost on loans of SEK 3 million. Added to this, we had a foreign exchange loss of SEK 23 million for the three months ended August 31, 2005 compared to a foreign exchange loss of SEK 2 million for the three months ended August 31, 2004.  This was offset by a lower interest cost from the Subordinated shareholder loan from the parent company Concordia Bus AB of SEK 3 million.

Taxes

The standard rate of taxation in Sweden is 28%. The effective tax rate for the year ended August 31, 2005 was 0%. The difference in the tax rate is due to a amortization of goodwill of 2%, and valuation allowances of net operating losses of 26%.

Trend Information

During the first half-year ended Aug 31, 2005 we submitted tenders for 834 out of the buses that were open for competitive tenders, which included contracts for routes where we operated 155 buses. Results for 460 of those tendered buses have been announced, 153 of which were for buses we operated. Concordia has won 237 buses in total of tenders announced during the first half-year consisting of 134 buses that we currently operate and 103 buses that were won from the competition.

We await results for 374 buses including 2 buses that we operate.

We envisage bidding for a further 934 units this year of which Concordia currently operates 320 units.

Half-year ended August 31, 2005 compared to the half-year ended August 31, 2004

The following section provides an analysis of our results of operations between the actual numbers for the half-year March 1 – August 31, 2005 as compared with the half-year March 1 – August 31, 2004.

Revenues

Revenues decreased SEK 84 million, or 4%, from SEK 2,375 million for the half-year ended August 31, 2004 to SEK 2,291 million for the half-year ended August 31, 2005.

Revenues from the provision of bus services for local public transportation authorities decreased by SEK 118 million, or 6%, from SEK 2,093 million for the half-year ended August 31, 2004 to SEK 1,975 million for the half-year ended August 31, 2005.

The decrease in revenue is principally due to lost contracts of SEK 264 million and decreased volume in existing contracts of SEK 29 million. This was offset by our winning of new contracts, which provided an increase of SEK 63 million and increased prices in existing contracts of SEK 101 million. Added to this, we have an foreign exchange variance of SEK 11 million.

Revenues from express bus services increased by SEK 12 million, or 7%, from SEK 176 million for the half-year ended August 31, 2004 to SEK 188 million for the half-year ended August 31, 2005. This increase is mainly due increased number of passenger on the Stockholm-Oslo route providing an increase of SEK 7 million. The remaining increase is largely due to a higher yield from passenger tickets marginal.

Revenues from coach hire increased by SEK 12 million, or 19%, from SEK 63 million for the half-year ended August 31, 2004, to SEK 75 million for the half-year ended August 31, 2005. The increase is attributed to revenues from FO-resor, which was acquired September 1, 2004.

Other revenues amounted to SEK 43 million for the half-year ended August 31, 2004 and SEK 53 million for the half-year ended August 31, 2005. Other revenues largely consist of sales of diesel fuel and maintenance and repair services to third parties. The change is primarily due to higher prices on sold fuel.

Gain/(Loss) on Sale of Fixed Assets

Gain/Loss on sale of fixed assets is comprised of sales of buses and other assets. Loss on sale of fixed assets was SEK 4 million for the half-year ended August 31, 2005, compared to a gain of SEK 6 million for the half-year ended August 31, 2004. The difference is due to a gain of SEK 4 million from sale of apartments in Finland last year, and a loss on sale of buses from contracts terminated during the half year ended August 31, 2005 of SEK 4 million.

Operating Costs

Operating costs consist primarily of personnel costs (which includes wages, salaries, social security fees and pension costs of bus drivers, mechanics and other employees), fuel, tires and other consumables costs, and other external costs, which include depot costs and head office administrative costs. Operating costs also include operating lease charges. Operating costs increased by SEK 10 million, or 0.4%, from SEK 2,248 million for the half-year ended August 31, 2004 to SEK 2,258 million for the half-year ended August 31, 2005. This increase is due to a number of factors, which are outlined below.

Fuel, tires and other consumable costs have increased by SEK 39 million or 8% to SEK 509 million for the half-year ended August 31, 2005 from SEK 470 million for the half-year ended August 31, 2004. The increase was largely due to an increase in fuel prices of SEK 58 million, which was offset by decreased fuel costs of SEK 15 million as a result of reduced traffic from our lost contracts. Our average fuel price for the half year was SEK 7.46 per liter compared to 5.95 per liter for the same period last year. In addition, costs for maintenance, tyres and washing and cleaning decreased by SEK 4 million, compared to the the half year ended August 31, 2004.

There has been a 6% decrease in personnel costs, by SEK 75 million to SEK 1,223 million, for the half-year ended August 31, 2005 from SEK 1,298 million for the half-year ended August 31, 2004. This is mainly a result from a reduction in number of drivers due to lost contracts, which resulted in lower wage costs of SEK 134 million. This decrease was partly offset by an increase in wages resulting from an effective increase in salary of SEK 69 million. Added to this, other personnel costs have decreased by SEK 3 million and pension premiums decreased by SEK 7 million.

Operating lease charges increased by SEK 14 million or by 7% to SEK 222 million for the half-year ended August 31, 2005 from SEK 208 million for the half-year ended August 31, 2004. This increase was principally a result of increased use of operating leases for buses. The total number of buses under operating leases was 1,482 as of August 31, 2005 compared to 1,398 as of August 31, 2004.

Other external costs increased by SEK 32 million to SEK 304 million for the half-year ended August 31, 2005 from SEK 272 million for the half-year ended August 31, 2004. The increase was largely due to professional fees in connection with the restructuring of Concordia Bus of SEK 26 million, increased insurance premiums of SEK 2 million, an increase in marketing and sales costs of SEK 2 million and increased damage costs of SEK 6 million. This was offset by decreased management recharge and other professional fees of SEK 4 million.

Depreciation and Amortization

Depreciation and amortization charges comprise principally the depreciation of buses and other vehicles but they also relate to the depreciation of tools, fixtures and fittings, buildings and computer equipment. In addition, amortization of goodwill resulting from acquisitions of bus operations is also included.

Depreciation and amortization costs decreased by SEK 2 million, or 1%, from SEK 152 million for the half-year ended August 31, 2004 to SEK 150 million for the half-year ended August 31, 2004. Depreciations according to plan decreased by SEK 12 million due to reduction in the number of buses in our fleet that we own and our increased use of operating leases. This was offset by a write-down of surplus buses of SEK 10 million. Number of owned buses as of August 31, 2005 was 2,110, compared to 2,477 as of August 31, 2004.

Operating Profit/loss

Operating loss was SEK 121 million for the half-year ended August 31, 2005, compared to an operating loss of SEK 19 million for the half-year ended August 31, 2004.

Operating loss from bus operations for local public transportation authorities was SEK 77 million for the half-year ended August 31, 2005, compared to an operating loss of SEK 17 million for the half-year ended August 31, 2004, mainly due to higher fuel costs and the impact of lost contracts.

Operating profit from express bus services decreased by SEK 9 million to SEK 10 million for the half-year ended August 31, 2005 from SEK 19 million for the half-year ended August 31, 2004, mainly due to higher fuel costs, increased maintenance and marketing activities.

Operating profit from coach hire services decreased by SEK 2 million to SEK 4 million for the half-year ended August 31, 2005, from SEK 6 million for the half-year ended August 31, 2004.

Costs for head office and others was SEK 51 million for the half-year ended August 31, 2005 compared to SEK 20 million for the half-year ended August 31, 2004, the increase is mainly due to expenses in connection with the restructuring of Concordia.

Financial Income and Expenses

Financial income and expenses includes interest income from cash and cash equivalents and interest expense from loans and other financial indebtedness. Financial income and expenses (net) increased by SEK 118 million from a net financial expense of SEK 72 million for the half-year ended August 31, 2004 to SEK 190 million for the half-year ended August 31, 2005.

This result can be primarily attributed to the restructuring of Concordia, where we had costs for Consent fees, Funding fees and commitment fees of a total of SEK 78 million and higher interest cost on loans of SEK 3 million. Added to this, we had a foreign exchange loss of SEK 34 million for the half year ended August 31, 2005 compared to a foreign exchange gain of SEK 12 million for the half year ended August 31, 2004. This was offset by lower interest costs from the Subordinated shareholder loan from the parent company Concordia Bus AB of SEK 9 million.

Taxes

The standard rate of taxation in Sweden is 28%. The effective tax rate for the half-year ended August 31, 2005 was 0%. The difference to the tax rate is due to amortization of goodwill of 2%, allowance of net operating losses of 26%.

Liquidity and Capital Resources

Nordic believes that its cash flows from operations will not be sufficient for its own debt service requirements and those of its indirect parent Concordia Bus AB as they become due over the next several years.  Concordia Bus AB failed to make its most recent interest payment due on its €160,000,000 11% Senior Subordinated Notes due February 15, 2010 (the “Parent Notes”).

On July 22, 2005, Concordia Bus AB and Concordia Bus Nordic AB (publ) announced that they, an ad hoc committee representing at least 75% of the holders of the Parent Notes, an informal group of holders of a majority of Concordia Bus Nordic AB (publ)’s 9.125% Senior Secured Notes and the Company’s principal ultimate shareholders entered into a restructuring agreement (the “Restructuring Agreement”) detailing the restructuring (the “Restructuring”) of Concordia Bus AB.  Those proceedings are expected to result in that the holders of Parent Notes who consent to the Restructuring will be required, pursuant to the Restructuring Agreement, to exchange their debt securities (including all principal, all accrued and unpaid interest and any other amounts due thereon) for ordinary shares of Concordia Bus AB, which will constitute 97.5% of the issued ordinary share capital of Concordia Bus AB immediately following the consummation of the proposed Restructuring (subject to the terms of a management incentive plan). More than 99% of the holders of the Parent Notes have consented to the restructuring and the exchange is planned to be executed in beginning of October.

In connection with the proposed Restructuring, the Company borrowed, on July 27, 2005, €25,000,000 (the “Bridge Facility”) which will (a) provide liquidity to the Concordia group, (b) cover some of the costs of the proposed Restructuring and (c) repay an outstanding loan to Concordia Bus Nordic AB (publ) of approximately €4,800,000.  In turn, Concordia Bus Nordic AB (publ) will transfer its subordinated shareholder loan from Concordia Bus AB to the Company so that payments made under that loan will now be made to the Company, which the Company may use to service its obligations on the Bridge Facility.

When the proposed Restructuring is consummated, and the debt securities of consenting holders of Parent Notes are exchanged for ordinary shares in Concordia Bus AB, Concordia Bus AB will borrow €45,000,000, of which an amount equal to the amount borrowed under the Bridge Facility will be used to refinance and pay the costs of the Bridge Facility, approximately €5,000,000 will be retained to pay Concordia Bus AB’s expenses and the remainder will be indirectly contributed to Concordia Bus Nordic AB (publ) as equity.

Absent a restructuring, Nordic may not be able to continue as a going concern.

Nordic’s liquidity requirements arise primarily from its need to fund lease payments, purchase buses, service its own debt obligations and those of its indirect parent Concordia Bus AB, fund its working capital requirements and expand its business.  In order for Concordia Bus AB to meet its interest payment obligations under the Parent Notes Nordic must distribute €17.6 million per annum to Concordia Bus AB.  As noted above, Concordia Bus AB failed to make its most recent interest payments (due February 15 and August 15, 2005) on the Parent Notes. As of May 31, 2005 Nordic’s net debt obligations to Concordia Bus AB amounted to SEK 281 million.  Nordic’s own debt obligations are mostly comprised of its obligations in connection with the Notes.  As of August 31, 2005 Nordic had total net indebtedness to third parties of SEK 1,169 million after deducting its cash balance of SEK 299 million.  Nordic’s interest expense for the six months ended August 31, 2005 was SEK 72 million.

Absent a restructuring, Nordic does not expect to be able to (i) service its own obligations under the Notes, (ii) distribute sufficient funds to Concordia Bus AB to enable it to service its obligations under the Parent Notes and (iii) meet its working capital needs.

Furthermore, as Nordic is a holding company, its principal asset is its investment in its subsidiaries.  It conducts no business or operations except through direct and indirect subsidiaries.  The ability of Nordic’s subsidiaries to make funds available to it is subject to, among other things, applicable corporate and other laws and restrictions contained in agreements to which such subsidiaries may be subject.  It is also subject to Nordic’s subsidiaries’ ability to generate cash in the future and their ability to generate distributable reserves or other funds available for that purpose.  Even if a restructuring is achieved, Nordic’s substantial indebtedness, together with the restrictions imposed on it by the indenture for the Notes due 2009, could also affect its ability to make additional borrowings, dividend payments or investments and this could impair its liquidity or increase its need for additional capital.

Net cash used by operating activities was negative SEK 116 million for the six months ended August 31, 2005, compared to negative cash flow of SEK 94 million for the six months ended August 31, 2004. The main reason for the negative cash flow is payment of restructuring fees of a total of SEK 112 million.

Net capex was positive SEK 6 million for the six months ended August 31, 2005. Investments in tangible fixed asset were SEK 11 million for the six months ended August 31, 2005, compared to SEK 76 million for the six months ended August 31, 2004. The capital expenditure is attributet to purchase of equipment in Sweden and Norway. During the period we have sold buses and equipment worth of SEK 17 million.

Cash from financing activities are positive SEK 232. Proceeds from borrowings amount to SEK 235 million and is the SEK equivalent of the €25 million borrowed in connection with the restructuring. Payment of financial lease obligation amounts to SEK 3 million.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which we are exposed are:

•              Interest rates on debt;

•              Foreign exchange rates;

•              Fuel prices; and

•              Inflation.

The following risk management discussion and the estimated amounts generated from analytical techniques are forward looking statements of the market risk assuming certain market conditions occur. Our actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

Interest Rates

We are exposed to interest rate fluctuations on our lease debt. Based on the nominal value of the operational lease debt at August 31, 2005 of SEK 1,834 million, a 1% change in interest rates would increase lease charges by approximately SEK 18,3 million per annum. Senior secured notes outstanding at August 31, 2005 with a carrying value of SEK 1,216 million have been excluded from the above interest rate sensitivity analysis because they bear a fixed rate of interest.

Foreign Exchange

We are exposed to currency fluctuations on loans, primarily as a result of having to make interest payments in Euro on our senior note loan. We estimate that a 10% depreciation in the value of the Swedish Kronor against the Euro would increase our interest costs by approximately SEK 11,1 million per annum.

Fuel Prices

Nordic is also exposed to commodity price risk through its requirements for diesel fuel.  Diesel fuel is priced in the international commodity markets in US dollars. We purchase our diesel fuel requirements out of our operating revenue, which is largely denominated in Swedish Kronor. Therefore, we are exposed to currency fluctuation risk between the dollars and the Swedish Kronor. We currently have no hedges in place. We estimate that a 10% depreciation in the value of the Swedish Kronor against the dollar would increase our diesel fuel costs by approximately SEK 10,1 million per annum.

Inflation

Inflation had no material impact on our operations during the six months ended August 31, 2005 or the six months ended August 31, 2004. However, due to the nature of our contractual business where cost increases are compensated through movements in agreed indices (elements of total inflation) we are subject to under-compensation due to a mismatch between our industry costs and our relative level of compensation from the indices which the local transportation authorities use to compensate us.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SECOND QUARTER

(in millions of SEK except loss per share)	Note	June 1, 2005 – August 31, 2005	June 1, 2004 – August 31, 2004
		(Unaudited)	(Unaudited)

Net revenue	1	1,081	1,118

Fuel, tires and other consumables		(239)	(213)
Personnel costs		(571)	(592)
Operating lease charges	4	(109)	(105)
Other external costs		(153)	(134)
Gain (Loss) on sale of fixed assets		(4)	(1)
Depreciation and amortization		(79)	(77)
Operating Loss	1	(74)	(4)

Interest income		1	5
Interest expense and similar items	2	(144)	(49)
Financial income and expenses		(143)	(44)
Loss after financial items		(217)	(48)

Taxes		—	(1)

Loss for the period		(217)	(49)

Loss per share (in thousands of SEK)		(724)	(162)

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE HALF YEAR

(in millions of SEK except loss per share)	Note	March 1, 2005 – August 31, 2005	March 1, 2004 – August 31, 2004
		(Unaudited)	(Unaudited)

Net revenue	1	2,291	2,375

Fuel, tires and other consumables		(509)	(470)
Personnel costs		(1,223)	(1,298)
Operating lease charges	4	(222)	(208)
Other external costs		(304)	(272)
Gain (Loss) on sale of fixed assets		(4)	6
Depreciation and amortization		(150)	(152)
Operating Loss	1	(121)	(19)

Interest income		1	9
Interest expense and similar items	2	(191)	(81)
Financial income and expenses		(190)	(72)
Loss after financial items		(311)	(91)

Taxes		—	(1)

Net loss for the period		(311)	(92)

Loss per share (in thousands of SEK)		(1,035)	(306)

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONSOLIDATED BALANCE SHEETS

(In millions of SEK)	Note	August 31, 2005	Feb 28, 2005
		(Unaudited)

ASSETS

Fixed assets
Goodwill		218	209
Total intangible fixed assets		218	209

Buildings and land		2	2
Equipment, tools, fixtures and fittings		24	27
Vehicles		1,086	1,228
Total tangible fixed assets		1,112	1,257

Capitalized borrowing costs		38	42
Other long-term receivables		5	6
Receivable due from group companies		—	—
Total financial fixed assets		43	48

Total fixed assets		1,373	1,514

Current assets

Inventories		33	33

Accounts receivable		419	345
Other current receivables		49	76
Accrued income and prepaid expenses		60	143
Total receivables		528	564

Cash and bank balances	3,7	299	175

Total current assets		860	772

TOTAL ASSETS		2,233	2,286

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

SHAREHOLDERS’ EQUITY AND LIABILITIES	Note	August 31, 2005	Feb 28, 2005
(in millions of SEK)		(Unaudited)

Shareholders’ equity

Restricted equity
Share capital (300 shares at par value SEK 1,000)		0	0
Restricted reserves		132	132
Total restricted equity		132	132

Non-restricted equity
Retained earnings		(253)	120
Net loss		(311)	(396)

Total non-restricted equity		(564)	(276)

Total shareholder’s equity	6	(432)	(144)

Liabilities

Provisions:
Provisions for pensions and similar commitments		49	51
Provisions for loss making contracts		26	60

Total provisions		75	111

Non current liabilities
Financial leasing obligations	3	13	12
Notes, payable	3	1,216	1,176
		1,229	1,188
Total non current liabilities

Current liabilities
Short-term portion of financial leasing obligations	3	5	8
Short term loan	3	234	—
Accounts payable		225	216
Loans due to group companies		281	292
Other current liabilities		149	157
Accrued expenses and deferred income		467	458

Total current liabilities		1,361	1,131

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		2,233	2,286

PLEDGED ASSETS AND CONTINGENT LIABILITIES	5	August 31, 2005	Feb 28, 2005
		(Unaudited)
Pledged assets		1,503	1,613
Contingent liabilities		—	—
TOTAL PLEDGED ASSETS AND CONTINGENT LIABILITIES		1,503	1,613

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONSOLIDATED CASH FLOW STATEMENTS

	Note	March 1, 2005 – August 31, 2005	March 1, 2004 – August 31, 2004
		(Unaudited)	(Unaudited)
Cash flow from operating activities
Loss after financial items		(311)	(91)
• Reversal of depreciation and amortization		150	152
• Reversal of capital (gains) losses		4	(5)
• Reversal of change of provisions		(29)	(30)
• Reversal of capitalized cost write-offs		5	5
Change in interest receivables		0	(9)
Change in interest liabilities		13	(2)
Paid taxes		0	—
Unrealised exchange loss/(gain)		35	(7)
		(133)	12

Change in working capital
Increase (-)/decrease (+) in stock		0	0
Increase (-)/decrease (+) in current receivables		36	19
Increase (+)/decrease (-) in current liabilities		(19)	(125)

Net cash flow provided by (used in) operating activities		(116)	(94)

Cash flow from investing activities
Investments in land, buildings, machinery and equipment		(11)	(76)
Sales of land, buildings, machinery and equipment		17	20
Sale of financial fixed assets		—	9
Net cash flow used in investing activities		6	(47)

Cash flow from financing activities
Proceeds from borrowings		235	—
Payments of long-term borrowings		(3)	(3)
Net cash flow provided by (used in) financing activities		232	(3)

INCREASE (DECREASE) IN CASH AND BANK BALANCES		122	(144)

CASH AND BANK BALANCES AT BEGINNING OF PERIOD		175	346

Translation difference		2	0

CASH AND BANK BALANCES AT END OF PERIOD		299	202

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(All amounts in millions of SEK unless otherwise stated)

Organization

Concordia Bus Nordic Holding AB, together with its subsidiaries (“Nordic”), is a Swedish registered limited liability company, wholly owned subsidiary to Concordia Bus AB (Reg. No. 556576-4569, domiciled in Stockholm), which is a part of the group where Concordia Bus BV (Reg. No. 103040697, Dos No. 292558KvK, domiciled in Amsterdam, The Netherlands) is the ultimate parent company.

The operations of Nordic consist of providing regular bus services under contract through its subsidiaries to transit authorities in Sweden, Norway and Finland. In addition to contracted services, Nordic also supplies extensive express bus services over major portions of Sweden, as well as charter and tour bus services, mainly in Gothenburg and Stockholm. In addition to the contracted services, Nordic also operates extensive Inter city express bus services between major cities of Sweden, as well as charter and tour bus services, mainly in Gothenburg, Malmö and Stockholm region.

Accounting principles

The same accounting policies and methods of computation are followed for the six months ended August 31, 2005 consolidated financial statements as compared with the most recent annual financial statements.

Going concern

Concordia has over time accumulated significant losses, whereby shareholder equity has become negative and cash and bank balances have decreased, even though additional cash was contributed through the refinancing project consummated in February 2004. The group’s long term ability to continue its operations is dependent on a successful future tendering process and continuing cost cutting initiatives as well as an improvement in cash flows.

The Company is highly leveraged as a result of the Notes outstanding, significant operational lease obligations and group internal financing in the form of liabilities due to Concordia Bus AB. This leverage has put additional pressure on the Company’s cash flows and has limited the Company’s ability to seek additional external funds.

Absent the restructuring described below, Concordia may not be able to continue as a going concern. Concordia Bus Nordic AB and Concordia Bus AB announced on July 22, 2005 that, with their principal ultimate shareholders an Ad Hoc Committee of holders of Concordia Bus AB’s €160,000,000 11% senior subordinated notes due February 15, 2010 (the “Parent Notes”) and an informal group of holders of Concordia Bus Nordic AB’s €130,000,000 9.125% senior secured notes due August 1, 2009 had signed a Restructuring Agreement with Concordia Bus Nordic’s principal ultimate shareholders to restructure the Parent Notes and strengthen the balance sheet of the Concordia group of companies. Those proceedings are expected to result in that the holders of Parent Notes who consent to the restructuring will be required, pursuant to the Restructuring Agreement, to exchange their debt securities (including all principal, all accrued and unpaid interest and any other amounts due thereon) for ordinary shares of Concordia Bus AB, which will constitute 97.5% of the issued ordinary share capital of Concordia Bus AB immediately following the consummation of the proposed restructuring, subject to a management incentive plan representing a maximum of 5% of the issued ordinary shares. In connection with the restructuring subsequent to February 28, 2005, Concordia has borrowed €25,000,000, of which €24,055,000 has been contributed to Concordia Bus Nordic AB as an equity capital contribution to pay for the expenses of the restructuring and to cover its capital needs. Concordia Bus AB intends to borrow an additional €45,000,000 pursuant to a Mezzanine Facility it entered into in connection with the restructuring and from which it can draw once the restructuring is completed. Concordia Bus AB intends to contribute approximately €13,000,000 to Concordia Bus Nordic AB, via Concordia, as an equity contribution. The remaining amount is to be used to repay Concordia’s loan of €25,000,000 and to cover restructuring expenses.

Concordia has approximately SEK 1,229 million of long-term debt due to third parties, including long-term finance lease obligations but excluding operating lease obligations. Its ability to service the existing debt, including amortization and interest, is dependent on the underlying businesses generating sufficient cash flow and distributable earnings. Furthermore its ability to service its existing debt and the debt of Concordia Bus AB (pursuant, for example to Concordia Bus AB’ future borrowings under the Mezzanine Facility), is dependent on the ability to transfer profit from Concordia Bus Nordic AB to Concordia and to Concordia Bus AB. The non-restricted equity in the underlying companies, available for dividends, has been reduced during the year due to losses, which furthermore limits its ability to receive dividends from subsidiaries.

The consolidated statements of operations for the half-year ended August 31, 2005 shows that earnings generated by the underlying businesses during the period March 1, 2005 - August 31, 2005 have not been sufficient to cover Concordia’s costs. The management of Concordia believes that if the proposed restructuring is consummated Concordia will be able to continue as a going concern primarily as a result of reduction of the group’s total indebtedness and consequently improvement in Concordia’s cash flow used in financing activities. Furthermore, Concordia and its subsidiaries are continuing to implement changes in the operations, changes to the administrative structure as well as certain changes in the capital structures. In addition, the improvements in compensation levels in new tenders with public transport authorities are continuing.

These financial statements have been prepared assuming that the restructuring will be consummated and that Concordia Bus AB, Concordia, Concordia Bus Nordic AB and their subsidiaries will be successful in their initiatives and, consequently, they have been prepared assuming that Concordia will continue as a going concern. These financial statements have also been prepared under the assumption that during the 12 month period following the release of these financial statements: (i) Concordia Bus Nordic AB will be in compliance with its covenants associated with its senior secured notes, and (ii) Concordia Bus AB will not become insolvent or bankrupt. If Concordia Bus Nordic AB were to be in breach of one or more of those covenants, and if the lenders so elected, the SEK 1,188 million senior secured notes, which are classified as long term as of February 28, 2005, would become immediately due and payable.

Further, in the event of an acceleration under the senior secured notes following a default, all or part of the leasing contracts covering a significant portion of Concordia Bus Nordic AB’s leases may be terminated at the option of the lessor. This could have a material adverse effect on Concordia’s business.

Note 1. Net revenue and operating profit (loss) by segment

Revenue	June 1, 2005 – August 31, 2005	June 1, 2004 – August 31, 2004	March 1, 2005 – August 31, 2005	March 1, 2004 – August 31, 2004
CPTA – Sweden	744	761	1,605	1,668
CPTA – Norway	80	111	168	230
CPTA – Finland	93	93	202	195
Total CPTA	917	965	1,975	2,093
Express	105	97	188	176
Interbus	40	33	75	63
Total bus operations	1,062	1,095	2,238	2,332
Other revenue and group elimination	19	23	53	43
Total revenue	1,081	1,118	2,291	2,375

Operating profit (loss) by segment, before overhead allocation.

Operating profit (loss)	June 1, 2005 - August 31, 2005	June 1, 2004 - August 31, 2004
CPTA – Sweden	(45)	(9)
CPTA – Norway	(3)	5
CPTA – Finland	(6)	(6)
Total CPTA	(54)	(10)
Express	10	17
Interbus	4	4
Total Express and Interbus	14	21
Total bus operations	(40)	11
Goodwill amortization	(4)	(4)
Head office items and others	(30)	(11)
Total operating profit	(74)	(4)

Operating profit (loss)	March 1, 2005 – August 31, 2005	March 1, 2004 – August 31, 2004
CPTA – Sweden	(73)	(20)
CPTA – Norway	6	9
CPTA – Finland	(10)	(6)
Total CPTA	(77)	(17)
Express	10	19
Interbus	4	6
Total Express and Interbus	14	25
Total bus operations	(63)	8
Goodwill amortization	(7)	(7)
Head office items and others	(51)	(20)
Total operating profit	(121)	(19)

Note 2. Interest expense and similar items

MSEK	June 1, 2005 – August 31, 2005	June 1, 2004 – August 31, 2004	March 1, 2005 – August 31, 2005	March 1, 2004 – August 31, 2004
Interest cost payable	(40)	(43)	(72)	(86)
Amortization of deferred financing costs	(2)	(2)	(5)	(4)
Other financial charges	(79)	(2)	(80)	(3)
Foreign exchange gains/(losses)	(23)	(2)	(34)	12
Total	(144)	(49)	(191)	(81)

Note 3. Liabilities to credit institutions and net indebtedness

MSEK	August 31, 2005	February 28, 2005
Euro 130 million - Senior Secured Notes 9,125	1,216	1,176
Liabilities to credit institutions	1,216	1,176
Other long-term liabilities	13	12
Short term liability, Euro 25 million Bridge Facility	234	—
Short term portion of finance lease obligations	5	8
Total debt	1,468	1,196

Less Cash and bank balance	(299)	(175)
Net indebtedness	1,169	1,021

Total debt	1,468	1,196
Short term liability, Euro 25 million Bridge Facility	(234)
Short term portion of finance lease obligations	(5)	(8)
Total long term debt	1,229	1,188

Note 4. Operating leases

The Net Present values of the future lease payments for rentals are as follows:

MSEK	August 31, 2005	February 28, 2005
Net present value of future lease payments
• Vehicles	843	829
• Real estate and other	42	46
Total	885	875

Note 5.  Pledged assets and contingent liabilities

MSEK	August 31, 2005	February 28, 2005
Pledged shares in subsidiaries	396	382
Floating charge certificates	132	132
Pledged assets	975	1,099
Total	1,503	1,613

As a result of the refinancing in Concordia Bus Nordic AB in January 2004, the security package has been renegotiated. The following securities exist as of August 31, 2005:

Concordia Bus Nordic Holding AB has pledged the shares of Concordia Bus Nordic AB;

Concordia Bus Nordic AB has pledged the shares of

Swebus Fastigheter AB,

Swebus AB,

Concordia Bus Finland Oy AB,

Swebus Busco AB;

Ingenior M.O. Schoyens Bilcentraler AS

Swebus Express AB

Interbus AB

Swebus Fastigheter AB has pledged the shares of

Alpus AB,

Enköping-Bålsta Fastighets AB, and

Malmfältens Omnibus AB;

Swebus Busco AB has granted pledge over its buses in aggregate amount of SEK 881,777,193

Ingenior M.O. Schoyens Bilcentraler AS granted pledge over its assets in aggregate amount of SEK 88,899,162;

Concordia Bus Finland Oy AB has granted pledge over floating charge certificates in an aggregate amount of EUR 1,194,134 ;

Swebus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 115,000,000;

Alpus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 600,000;

Enköping-Bålsta Fastighets AB has granted pledge over floating charge certificates in aggregate amount of SEK 2,400,000;

Malmfältens Omnibus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 2,500 000.

Gävle Trafik AB has granted pledge over floating charge certificates in an aggregate amount of SEK 800,000

Note 6. Equity

MSEK	Restricted equity	Unrestricted equity	Total equity
Opening balance March 1, 2005	132	(276)	(144)
Net loss for the period	—	(311)	(311)
Change in cumulative translation adjustment	—	23	23
Ending balance August 31, 2005	132	(564)	(432)

Note 7. Cash and cash equivalents

MSEK	August 31, 2005	February 28, 2005
Cash and bank balances	162	124
Restricted cash*	137	51
Total	299	175

* Restricted cash represent cash deposited for cash collateral in order to obtain bank guarantees in Concordia Bus Nordic AB, Ingenior M.O. Schoyens Bilcentraler AS, Swebus AB, Interbus AB, Concordia Bus Finland Oy AB and Swebus Express Ab. Ingenior M.O. Schoyens Bilcentraler AS and Swebus AB has also deposited cash collateral in connection with lease facilities.

Exhibit 2

CONCORDIA ANNOUNCES EXPIRATION OF CONSENT SOLICITATION

August 30, 2005 - Concordia Bus Nordic AB (the “Issuer”) announced today that, by 11:59 p.m., London time, on August 24, 2005 (the “Expiration Time”), they had received and accepted the requisite number of consents (“Consents”) from holders of their €130,000,000 9.125% Senior Secured Notes due 2009 (the “Notes”) necessary to amend the indenture under which the Notes were issued in January 2004 (the “Indenture”), in accordance with the Amended and Restated Consent Solicitation Statement, dated July 28, 2005,  (the “Consent Solicitation Statement”). The proposed amendments change a number of covenants and terms of the Indenture as detailed in the Consent Solicitation Statement.  On August 25, 2005, a supplemental indenture amending the Indenture to incorporate the Amendments was executed and delivered by the Issuer and the Trustee in accordance with the Indenture and such Amendments will become effective once the Issuer has confirmed in writing to the Trustee that the tender offer commenced on July 28, 2005, by a third party, has closed and settled.  All holders of Notes will therefore now bound by the Amendments regardless of whether they have provided Consents once that confirmation has been given.

The Issuer has paid a consent fee to holders of the Notes that delivered valid consents that are received, and not revoked, at or before the Expiration Time, subject to the terms and conditions of the consent solicitation. For each €1,000 in principal amount of Notes, a consent fee in the amount of €40.00 was paid. Only those holders of Notes who have delivered valid consents prior to the Expiration Time that are not revoked were entitled to receive a consent fee.

The terms of the Consent Solicitation are more fully described in the Consent Solicitation Statement. For additional information regarding the Consent Solicitation, reference is made to the Consent Solicitation Statement and its related documents.

By:  Lucid Issuer Services Limited

as Tabulation Agent

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Bus AB (publ)
(Registrant)

Date	September 30, 2005	By:	/s/ Per Skärgård
Per Per Skärgård
Chief Financial Officer